50 WEST 23RD STREET, NEW YORK, NY 10010

Marc G. Schuback

Senior Vice President, General Counsel & Secretary

Tel 212 590 6204

Fax 212 590 6310

Email mschuback@deliasinc.com

August 21, 2012

VIA EDGAR AND UPS OVERNIGHT

Ms. Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549

RE:	dELiA*s, Inc.

Registration Statement on Form S-3

Filed June 20, 2012

File No. 333-182236

Dear Ms. Ransom:

We have electronically transmitted the following: (1) this letter; and (2) Amendment No. 1 to Registration Statement on Form S-3 (“Amendment No. 1”). The changes reflected in Amendment No. 1 include those made in response to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s comment letter dated July 17, 2012.

We have also sent to you by Federal Express courtesy copies of the following: (1) this letter; and (2) a clean copy of Amendment No. 1, as well as a copy which has been marked to show changes from our Registration Statement on Form S-3 (File No. 333-182236), filed by us on June 20, 2012.

Set forth below are our responses to the comments raised in your letter. For your convenience, we have provided each of your numbered comments followed by our responses.

General

1.	Please revise your registration statement to also cover the registration of the rights that accompany your shares of common stock as described on page 6 of your filing. For guidance, please refer to Question 116.16 of our Securities Act Forms Compliance and Disclosure Interpretations which is available on our website.

RESPONSE: We have revised Amendment No. 1 to cover the registration of the preferred stock purchase rights that accompany our shares of common stock.

Registration Statement Cover Page

2.	We note the penultimate sentence of footnote 1 to your fee table. Please provide us with the basis for your belief that your registration statement appropriately covers an “indeterminate amount” of securities issuable “upon conversion of, or in exchange for” the registered securities. In doing so, please confirm whether the proposed maximum offering price of $30,000,000 includes the indeterminate number of securities to be issued upon conversion or exchange. Note that Rule 416 cannot be used to register an indeterminate number of securities that may be issued under a conversion formula. You must register for resale the maximum number of shares that you believe you may issue on conversion based on a good faith estimate. For guidance, please refer to Securities Act Rules Compliance and Disclosure Interpretation 213.02 available on our website.

RESPONSE: We did not intend to rely on Rule 416 under the Securities Act of 1933, as amended (the “Securities Act”), to register an indeterminate number of securities that may be issuable “upon conversion of, or exchange for” securities registered under the registration statement. We believe, however, that the registration statement appropriately covers an “indeterminate amount” of such securities because no separate consideration will be payable for those securities upon conversion or exchange. As a result, the proposed maximum offering price of $30,000,000 would include the indeterminate number of securities to be issued upon conversion or exchange. We have, in that regard, revised our disclosure on the cover page of the registration statement to reflect that, since no separate consideration will be payable for securities that may be issuable “upon conversion of, or exchange for” securities being registered under the registration statement, the aggregate initial offering price of the securities issued under the registration statement will not exceed $30,000,000.

Prospectus Cover Page

3.	It appears that you are relying on General Instruction I.B.6 of Form S-3 in determining that you are eligible to file on the form. If so, please revise your cover page to include the disclosure required by Instruction 7 to General Instruction I.B.6 of Form S-3. Alternatively, please advise us of why you do not believe this disclosure is required.

RESPONSE: We have included on the cover page of the prospectus the disclosure required by Instruction 7 to General Instruction I.B.6 of Form S-3.

Incorporation of Certain Information by Reference, page 2

4.	Please revise your disclosure on page 2 to incorporate your Form 8-K filed on May 16, 2012.

RESPONSE: We have revised our disclosure on page 2 of Amendment No. 1 to incorporate our Current Report on Form 8-K filed on May 16, 2012, as well as our Current Reports on Form 8-K filed on July 13, 2012 and August 20, 2012.

Description of Warrants, page 8

5.	We note your disclosure on page 8 that you may issue warrants that may entitle the holder to purchase common stock, preferred stock or “other securities.” Please clarify your reference to “other securities” and tell us whether the offer of such securities is being registered as part of this registration statement, or otherwise. If you are not registering the offer of the “other securities”, please provide us with your analysis of how the offer complies with Section 5 of the Securities Act of 1933.

RESPONSE: We have revised our disclosure on page 8 of Amendment No. 1 to clarify that we may issue warrants that entitle the holder thereof to purchase our common stock, preferred stock or other securities offered by the prospectus.

Exhibit Index

6.	Please revise your exhibit index to include a form of common stock certificate, a form of unit certificate and/or unit agreement, and the stockholders’ rights agreement.

RESPONSE: We have revised the exhibit index to include a form of common stock certificate, a form of unit certificate, a form of unit agreement and the stockholders rights agreement between us and American Stock Transfer & Trust Company, as rights agent.

Exhibit 5.1 Opinion of Troutman Sanders LLP

7.	Please confirm your understanding that an appropriately unqualified opinion must be filed no later than the closing date of the offering of the securities covered by the registration statement. For guidance, please refer to Section II.B.2.a of Staff Legal Bulletin 19 which is available on our website.

RESPONSE: We confirm that an appropriately unqualified opinion must be filed no later than the closing date of the offering of the securities covered by the registration statement.

8.	Please have counsel revise its opinion to opine on the rights that accompany your shares of common stock. For guidance, please refer to Section II.B.1.g of Staff Legal Bulletin 19 which is available on our website.

RESPONSE: Our counsel has revised its opinion to opine on the preferred stock purchase rights that accompany our common stock.

9.	Please have counsel revise its opinion to include the governing law of the warrant agreement, rights agreement and unit agreement. Alternatively, please confirm to us that such agreements will be governed by New York or Delaware law. For guidance, please refer to Section II.B.1.f of Staff Legal Bulletin 19 which is available on our website. 10. Please have counsel revise the last paragraph of its opinion to remove any indication that purchasers of securities in the offering are not entitled to rely on the opinion. For guidance, please refer to Section II.B.3.d of Staff Legal Bulletin 19 which is available on our website.

RESPONSE: For any offering of warrants, rights or units under the registration statement, we believe it is likely that the laws of New York or Delaware will govern the warrant agreement, rights agreement or unit agreement, as the case may be. However, since our board of directors has neither authorized nor approved the offering of any warrants, rights or units covered under the registration statement, we are not absolutely certain which state’s law will govern. However, we are aware that if and when any offering of warrants, rights or units under the registration statement is consummated, an opinion of counsel who is admitted to practice in the jurisdiction whose laws will govern the warrant agreement, rights agreement or unit agreement, as the case may be, will be necessary, and that the opinion must be filed no later than the closing date of any such issuance and sale.

Our counsel has revised its opinion to remove the last paragraph of the opinion.

* * * * *

Notwithstanding the Staff’s comments, in the event we request acceleration of the effective date of the pending registration statement, we will furnish the Staff a letter, at the time of such request, acknowledging that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (212) 590-6204, or our outside legal counsel, William D. Freedman, at (212) 704-6193 if you have any questions or comments regarding the filing or this letter.

Very truly yours,

/s/ Marc G. Schuback

Marc G. Schuback

cc:	Chris Chase, United States Securities and Exchange Commission
Catherine Brown, United States Securities and Exchange Commission
Walter Killough, dELiA*s, Inc.
David J. Dick, dELiA*s, Inc.
William D. Freedman, Troutman Sanders LLP
Joseph Walsh, Troutman Sanders LLP

5